Höganäs

Date/Datum: 08 February 2008

Your letter/Ihre Nachricht vom

Our ref./Unser Zeichen: /ch

Your ref./Ihr Zeichen

[redacted]

08000874

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Christel Hübinette

PROCESSED
FEB 26 2008
THOMSON
FINANCIAL

Encl. Year end report 2007

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon: +46 42 33 80 00

Telefax: +46 42 33 83 60

Telex: 72368 HBADMS

HÖGANÄS AB (publ)

Corporate ID no. 556005-012

YEAR-END REPORT 2007

Highlights

MSEK	Q4		Full year	
Net sales	1 418	+15%	5 838	+14%
Operating income	132	-10%	607	+1%
Operating margin, %	9.3	(11.8)	10.4	(11.8)
Income before tax	125	-9%	562	+7%
Income after tax	108	-9%	431	+7%
Earnings per share before and after dilution, SEK	3.10	3.42	12.39	11.54
Equity/assets ratio, %			53.3	(51.5)

- A strong conclusion to 2007 on all significant markets, with 7% volume growth in Q4. Volume growth in the quarter in Japan, and the best quarterly sales volumes there in the most recent three-year period.
- In the fourth quarter, gross profit was up 10% year on year.
- Volumes grew by 5% in the full year, which is generally consistent with the market. Growth in the US despite a weak market.
- Gross profit for the full year 2007 was MSEK 1 113 (1 038), up 7% year on year. A weak third quarter meant the first half-year was far stronger than the second due to JPY and USD depreciation during the year, and metal price volatility. Price increases to customers, over and above metal price adjustments, commence in 2008.
- Operating income for the full year 2007 adjusted for earnings from currency forward contracts amounted to MSEK 573 and was up 8% year on year.
- Cash flow from operating activities in 2007 excluding changes in working capital was MSEK 677 (636). Working capital was inflated by factors including rising metal prices in the year.
- The Board of Directors is proposing a cash dividend of SEK 6.25 per share (6.25), plus an additional payment to shareholders of SEK 15 per share through a redemption procedure, implying a total pay-out to shareholders of MSEK 740.

GROUP

NET SALES AND EARNINGS

Full year 2007

Net sales were MSEK 5 838 (5 123), a 14% increase. Apart from larger volumes, the higher turnover is mainly due to metal price-related price adjustments.

Volumes expanded by 5% year on year. Höganäs' volume growth was positive compared to the previous year on all markets apart from Japan. Volumes in Japan were adversely affected by customers' operations being relocated to other Asian countries, and reduced volumes of low-price product. In the former case, Höganäs still often generates the sales volumes, but from other Asian countries.

In North America, Höganäs' sales volumes were positive overall despite car sales and car production declining year on year. The European market made positive progress.

Operating income was MSEK 607 (602). Excluding earnings from currency forward contracts, earnings were MSEK 573 (529), an 8% increase.

Gross profit was positively affected by increased sales volumes and sharp margin gains in the Consumables business area in the first half-year, because this business area's pricing models imply metal price increases feeding through to customer prices quickly, and Höganäs has lower-value inventories. Prices of all Höganäs' important metals rose sharply in the first half-year.

Gross profit was adversely affected by sharp metal price downturns that occurred early in the third quarter, which then resulted in reduced margins for Consumables in the July - October period. Backwardation (when forward prices are lower than spot prices) on metal markets in spring 2007 precluded forward hedging of metal prices. Additionally, USD and JPY depreciation had a pronounced negative effect on profit in the year. While much of the USD exposure was hedged, this was not at the same level as the previous year, and negotiated price increases will start to exert an impact in 2008. JPY exposure was only hedged to a limited extent, for reasons including the view that the Japanese currency has been fundamentally undervalued.

Selling expenses increased in the period year on year, mainly due to expanding sales and marketing resources, which amount to 3.6% of net sales.

Other operating income and other operating expenses amounted to MSEK 47 (75) and include earnings from currency forward contracts of MSEK 34 (73), a reversal of provisioning for tax expenses in Brazil of MSEK 2 and an item comprising sales of emission rights of MSEK 3. The previous year also included an item comprising tax expenses in Brazil of MSEK 41 (MSEK 20 of which reduced operating income), a MSEK 10 capital gain from the sale of production equipment in Brazil and MSEK 26 earnings from the sale of emission rights.

Income before tax was MSEK 562 (525). Provisioning in the previous year in Brazil reduced net financial income/expenses by MSEK 21.

Income after tax was MSEK 431 (402) or SEK 12.39 (11.54)

per share. The effective tax rate was 23.3% (23.4).

Fourth quarter 2007

Fourth-quarter turnover increased 15% year on year, mainly driven by 7% volume gains and higher metal prices. Sales volumes in the period were up just over 4 000 tons quarter on quarter, and basically consistent with the first and second quarters, despite fewer business days. Japan, Korea, North and South America all posted better growth figures than in the second and third quarters. Volumes in Consumables increased due to new business, while Components' volumes grew in the quarter, partly due to the downturn in nickel prices in the third quarter resulting in a delay to sales volumes, as customers delayed purchasing in anticipation of lower metal price surcharges.

Operating income was MSEK 132 (146). Other operating items were MSEK 14 (39), with earnings from currency contracts comprising MSEK 7 (24). This means that income excluding other operating items was MSEK 118 (107), up 10% year on year despite a notable deterioration of the USD in autumn 2007.

Income before tax was MSEK 125 (138).

BUSINESS AREAS

Höganäs has two business areas: Components and Consumables. Components encompasses all powder where value is added to create components. Consumables covers those powders used in processes such as preparing metals, as supplements to chemical processes, surface coatings and food additives.

Components

The net sales of the Components business area in 2007 were MSEK 4 264 (3 673), a 16% increase year on year. Volumes grew by 4%. Progress was positive on all major markets apart from Japan, which first went into growth in the fourth quarter.

Operating income was MSEK 354 (332). Thus earnings increased by 7%. Operating margins were 8.3% (9.0) in the year, a reduction due to the inflationary effect of metal price surcharges on turnover. Operating income was MSEK 83 in the fourth quarter, up 8% year on year. Income was adversely affected by USD and JPY depreciation in the year. Sales of emission rights also had a significant positive impact on the full year 2006 and the fourth quarter. There was no notable positive effect from the sale of emission rights in 2007.

Consumables

For Consumables, net sales were MSEK 1 574 (1 450) in the year, a year on year increase of 9%.

Volumes increased 5% year on year. Increased sales volumes in Europe, China and India were the primary driver of positive progress. In the fourth quarter, volumes increased by 17% year on year, with Japan, North and South America also posting healthy growth.

Operating income was MSEK 219 (197) in the year. Metal price increases exerted a significant positive earnings effect in the first half-year, although in the second half-year, the metal price downturn had a correspondingly negative effect, while USD and JPY depreciation also exerted a very negative earnings impact. Nevertheless, operating margins were 13.9% (13.6) in 2007, and operating income in the fourth quarter almost matched the previous year at MSEK 42 (45) despite the effect of emission rights sales in the fourth quarter 2006.

PROFITABILITY

Return on capital employed was 15.9% (15.5) in the year and return on equity was 16.0% (15.5).

FINANCIAL POSITION AND CASH FLOW

The equity/assets ratio was 53.3% at the end of the period, against 51.5% at year-end 2006. Shareholders' equity per share was SEK 79.50, against SEK 75.40 at the beginning of the financial year. SEK 6.25 per share of dividends was paid in the period.

Consolidated financial net debt was MSEK 903 at the end of the period, down MSEK 106 since the previous year-end. Net financial income and expenses were MSEK -45 (-77), of which provisioning for tax in Brazil in the previous year reduced net financial income and expenses by MSEK 21. The final settlement has resulted in a MSEK 9 reversal of the provision, affecting net financial income and expenses positively in the year.

Cash flow from operating activities was MSEK 482 (626). The change in working capital reduced cash flow in the period by MSEK 195. Rising metal prices increased inventory values, and contributed to increased sales values, thus also resulting in higher accounts receivable. Investments in fixed assets were MSEK 176 (219). Financing activities affected cash flow by MSEK -207 (-442) due to dividends paid of MSEK -217 and a MSEK 10 net change in borrowings.

SIGNIFICANT RISKS AND UNCERTAINTY FACTORS

The group's and parent company's significant risk and uncertainty factors include business risks in the form of high exposure to the automotive industry. Financial risks, primarily currency risks and metal price risks are additional. No other significant risks are considered to have arisen in addition to those reviewed in Höganäs' Annual Report 2006, with Note 30 offering a detailed review of the group's and parent company's risk exposure and risk management.

HUMAN RESOURCES

Höganäs had 1 591 employees at the end of the period, against 1 557 as of 1 January.

INCENTIVE SCHEME

The Annual General Meeting (AGM) 2007 resolved on the introduction of a performance-related staff stock option plan with the aim of offering key staff of the group the opportunity of future stakeholding in the company, thus increasing their interest in, and commitment to, the company's operations. This plan, resolved in 2007, was the first part of a three-year package intended to cover the years 2007-2009.

The staff stock option plan for 2007 involves a maximum of 250 000 options to acquire the same number of class B shares could be granted to key staff of the group, depending on how the group's sales volume, return on capital employed and earnings per share progressed in 2007 in relation to targets set by the Board of Directors. The intention was to grant 111 580 stock options with an exercise price set at SEK 246 per share, pursuant to the terms and conditions.

The Board of Directors also intends to propose that the AGM 2008 approves a performance-related staff stock option plan, which constitutes the second part of the three-year package.

Like the 2007 plan, the staff stock option plan for 2008 covers the Chief Executive Officer and other members of the group management, as well as another 35 or so key staff of the group, totalling some 50 people. Upon full allocation, these people would be able to acquire an aggregate maximum of 250 000 class B shares. The minimum term of the staff stock options will be two years, and a maximum of four years, from the grant date. The exercise price would correspond to 120% of the average volume-weighted price paid for class B shares on the Nordic Exchange in a period of 10 trading days immediately following the AGM 2008. Granting of staff stock options for 2008 is dependent on how the group progresses in 2008 in relation to targets set by the Board of Directors. The scheme will only imply a marginal dilution effect and influence on the group's key indicators.

As in the previous year, to be able to conduct the proposed staff stock option plan for 2008, the Board of Directors will propose that the AGM authorizes the Board to decide on the acquisition and transfer of class B treasury shares.

Additionally, the AGM 2007 approved the implementation of a special share-based incentive scheme for the CEO, Alrik Danielson. This scheme is intended to run for three years.

The CEO, Alrik Danielson, will receive class B shares of the company free of charge in each of the years 2006, 2007 and 2008 in which the company realizes its budgeted EBIT. This also entails him acquiring and retaining a predetermined number of shares of the company himself. The scheme implies that upon full allocation, the CEO, Alrik Danielson, may own a total of 36 000 class B shares after the programme's implementation, of which 9 000 acquired by himself, and 27 000 received from the company.

Pursuant to a resolution by the AGM 2007, 3 000 class B treasury shares were transferred to the CEO, Alrik Danielson, free of charge.

The Board of Directors will be proposing that the AGM 2008 authorises the Board to transfer 4 500 class B treasury shares free of charge to the CEO, Alrik Danielson, for 2007.

The Board of Directors' complete proposal regarding the above incentive scheme will be submitted in good time before the AGM.

OUTLOOK 2008

The financial turbulence that began in autumn 2007 and has continued in 2008 renders forecasts for the immediate future highly uncertain. One likely scenario is that weaker market progress in North America will persist in 2008. The trend towards smaller and more fuel-efficient cars in North America will continue to restrain the growth of press powder. Positive progress of the European and South American powder market will slow somewhat. Growth in Asia will continue.
Metal prices and exchange rates are expected to remain volatile in 2008, which may have a short-term effect on profit performance.

PARENT COMPANY

NET SALES AND EARNINGS

Parent company net sales were MSEK 3 412 (2 911), a 17% increase. Sales to group companies were MSEK 1 522 (1 277).

Turnover in the fourth quarter was MSEK 802, up 10% year on year. Higher turnover is due to increased sales volumes and higher metal price surcharges.

Operating income was MSEK 357 (295) in the year. Excluding earnings from currency forward contracts, income was MSEK 323 (222). Parent company income was reduced by volatile metal prices and exchange rate variations, mainly of the USD and JPY.

FINANCIAL POSITION

Investments in fixed assets were MSEK 95 (116). Parent company liquid funds were MSEK 35 at the end of the period, against MSEK 42 at the beginning of the financial year.

SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

The parent company exerts a controlling influence over its subsidiaries. The supply of services and products between group companies is subject to business terms, and at market prices. There were MSEK 1 522 (1 277) of sales of goods to

related parties, while purchases of goods from related parties were MSEK 88 (42).

Outstanding receivables from related parties are MSEK 1 491 (1 422), and liabilities to related parties were MSEK 463 (315). The parent company has guarantees of MSEK 166 (100) in favour of subsidiaries. MSEK 18 (16) of dividends was received from subsidiaries.

ELECTION COMMITTEE AND ANNUAL GENERAL MEETING

In accordance with the decision taken at the AGM in April, a new election committee has been appointed. It comprises Per Molin, Chairman of Höganäs AB, Ulf G Lindén, Lindéngruppen AB, Carl-Olof By, Industrivärden, Ramsay Brufer, Alecta and Henrik Didner, Didner & Gerge Fonder AB.

The Annual General Meeting will be held at 3 p.m. on 21 April 2008 at HB-hallen, Höganäs, Sweden.

DIVIDENDS

The board of directors is proposing dividends of SEK 6.25 per share (6.25) to the AGM. The scheduled record day is 24 April 2008.

PROPOSAL ON SHARE SPLIT AND REDEMPTION PROCEDURE

With the aim of rationalising the company's capital structure, Höganäs' Board of Directors is proposing a 2:1 share split combined with an automatic redemption procedure. Through this procedure, shareholders will receive one new share and one redemption share, to be redeemed against SEK 15. This proposal implies that in addition to the proposed cash dividend, MSEK 522 will be paid out to shareholders.

In brief, this proposal implies that:

- The company conducts a 2:1 share split.
- Every second share, the redemption share, will be automatically redeemed for SEK 15.
- The proposed record day for the share split is on or around 16 May 2008.
- Those shareholders that wish to sell their redemption shares before redemption will be offered the opportunity to do so in the period on or around 19 May - 30 May 2008, when redemption shares are scheduled to trade on OMX Nordic Exchange Stockholm.
- Disbursement of redemption proceeds is proposed for 12 June 2008.

The Board of Directors' complete proposal for resolution will be submitted in good time before the AGM.



Alrik Danielson
CEO and President
Höganäs, Sweden, 8 February 2008

ACCOUNTING PRINCIPLES

This Year-end Report has been prepared pursuant to IFRS (International Financial Reporting Standards) as endorsed by the EU Commission for adoption in the EU. The Year-end Report has been prepared pursuant to IAS 34, Interim Financial Reporting, which is consistent with the stipulations of RR 31, Interim Reporting for Groups (issued by Redovisningsrådet, the Swedish Financial Accounting Standards Council). The accounting principles applied are unchanged compared to the previous year. For a review of the group's accounting principles and definitions of certain terms, the reader is referred to the accounting principles section of the Annual Report for 2006.

This Report has not been subject to limited review by the company's auditors.

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information in 2008:

- *The Annual Report for 2007 is scheduled for publication on Höganäs' Website in early-April*
- *First-quarter Interim Report, 16 April*
- *The AGM will be held on 21 April*
- *Second-quarter Interim Report, 16 July*
- *Third-quarter Interim Report, 23 October*

Höganäs AB (publ), SE-263 83 Höganäs, Sweden
tel +46 (0)42 33 80 00 fax +46 (0)42 33 83 60
www.hoganas.com

This information is mandatory for Höganäs AB (publ) to publish pursuant to the Swedish Securities Exchange and Clearing Operations Act and/or the Swedish Financial Instruments Trading Act. The information was submitted for publication at 9:00 am on 8 February 2008.

CONSOLIDATED INCOME STATEMENT MSEK	Q 4 2007	Q 4 2006	Year 2007	Year 2006
Net sales	1 418	1 233	5 838	5 123
Cost of goods sold	-1 164	-1 001	-4 725	-4 085
Gross profit	**254**	**232**	**1 113**	**1 038**
Selling expenses	- 45	- 41	- 212	- 188
Administrative expenses	- 56	- 54	- 223	- 207
Research and development costs	- 35	- 30	- 118	- 116
Other operating income	14	39	62	136
Other operating expenses	0	0	- 15	- 61
Operating income	**132**	**146**	**607**	**602**
Operating margin, %	9,3	11,8	10,4	11,8
Financial income	23	13	45	29
Financial expenses	- 30	- 21	- 90	- 106
Income after financial items	**125**	**138**	**562**	**525**
Tax	- 17	-19	- 131	- 123
Net income	**108**	**119**	**431**	**402**
Attributable to:				
Parent company shareholders	107	118	430	401
Minority interests	1	1	1	1
	108	119	431	402
Depreciation and amortisation for the period	**-63**	**-71**	**- 270**	**- 278**
Earnings per share before and after dilution, SEK	3,10	3,42	12,39	11,54
Weighted average number of shares, before dilution ('000)	34 800	34 798	34 800	34 798
Weighted average number of shares, after dilution ('000)	34 801	34 798	34 801	34 798
Number of shares at end of period ('000)	34 801	34 798	34 801	34 798
Number of treasury shares ('000)	298	301	298	301

CONSOLIDATED BALANCE SHEET, SUMMARY MSEK	31 Dec 2007	31 Dec 2006
Intangible fixed assets	177	221
Tangible fixed assets	2 371	2 422
Financial fixed assets	111	141
Inventories	1 302	1 241
Current receivables	1 019	972
Liquid funds/assets	211	102
Total assets	**5 191**	**5 099**
Shareholders´ equity	2 766	2 625
Interest-bearing liabilities and provisions	1 114	1 111
Non-interest-bearing liabilities and provisions	1 311	1 363
Total shareholders´ equity and liabilities	**5 191**	**5 099**
Pledged assets	39	38
Contingent liabilities	65	11

CHANGES IN SHAREHOLDERS' EQUITY, SUMMARY MSEK	Year 2007	Year 2006
Opening balance	2 625	2 549
Translation differences	- 10	- 133
Change in hedging provision	- 66	8
Net income	431	401
Dividends	- 217	- 200
Incentive program	3	-
Closing balance	**2 766**	**2 625**

NET SALES BY MAIN MARKET

MSEK	Q 4 2007	Q 4 2006	Year 2007	Year 2006
Europe	608	510	2 570	2 095
America	363	338	1 522	1 487
Asia	447	385	1 746	1 541
Total	**1 418**	**1 233**	**5 838**	**5 123**

CONSOLIDATED QUARTERLY DATA

MSEK	Q 4 2007	Q 3 2007	Q 2 2007	Q 1 2007	Q 4 2006	Q 3 2006	Q 2 2006	Q 1 2006
Net sales	1 418	1 489	1 518	1 413	1 233	1 266	1 314	1 310
Costs	-1 223	-1 310	-1 274	-1 154	-1 016	-1 047	-1 102	-1 078
Depreciation and amortization	-63	-67	-69	-71	-71	-68	-71	-68
Operating income	132	112	175	188	146	151	141	164
Income before tax	125	105	160	172	138	130	107	150
Income after tax	108	78	119	126	119	95	78	110
Operating margin, %	9,3	7,5	11,5	13,3	11,8	11,9	10,7	12,5

KEY INDICATORS

	Year 2007	Year 2006
Capital employed, MSEK	3 880	3 736
Return on capital employed, %	15,9	15,5
Shareholders´ equity, MSEK	2 766	2 625
Return on equity, %	16,0	15,5
Shareholders´ equity per share, SEK	79,50	75,40
Equity/assets ratio, %	53,3	51,5
Financial net debt, MSEK	903	1 009
Dept/equity ratio, multiple	0,33	0,38
Interest coverage ratio, multiple	13,5	7,8
No of employees, end of period	1 591	1 557

CASH FLOW STATEMENT, SUMMARY

MSEK	Year 2007	Year 2006
Cash flow before change in working capital	677	636
Change in working capital	- 195	- 10
Cash flow from operations	**482**	**626**
Cash flow from investment activities	- 168	- 197
Cash flow from financing activities	- 207	- 442
Cash flow for the period	**107**	**- 13**
Liquid funds, opening balance	102	122
Exchange rate differences in liquid funds	2	- 7
Liquid funds, closing balance	**211**	**102**


NET SALES (MSEK)
YTD
6 000
5 000
4 000
3 000
2 000
1 000
0
2006
2007


OPERATING INCOME (MSEK)
YTD
620
600
580
560
540
520
500
2006
2007


EARNINGS PER SHARE (SEK)
YTD
14,00
12,00
10,00
8,00
6,00
4,00
2,00
0,00
2006
2007

REPORTING PER BUSINESS AREA

	Net sales				Operating income			
	Q 4	Q 4	Year	Year	Q 4	Q 4	Year	Year
MSEK	2007	2006	2007	2006	2007	2006	2007	2006
Components	1 022	905	4 264	3 673	83	77	354	332
Consumables	396	328	1 574	1 450	42	45	219	197
Other (Hedge)					7	24	34	73
Total, group	**1 418**	**1 233**	**5 838**	**5 123**	**132**	**146**	**607**	**602**

BUSINESS AREA - COMPONENTS

	Q 4	Q 4	Year	Year
MSEK	2007	2006	2007	2006
Net sales	1 022	905	4 264	3 673
Operating income	83	77	354	332
Operating margin, %	8,1	8,5	8,3	9,0
Assets			3 839	3 840
Liabilities			1 458	1 592
Investments	42	54	130	171
Depreciation and amortisation	47	56	207	218
Write-downs	-2	-4	0	0

BUSINESS AREA - CONSUMABLES

	Q 4	Q 4	Year	Year
MSEK	2007	2006	2007	2006
Net sales	396	328	1 574	1 450
Operating income	42	45	219	197
Operating margin, %	10,6	13,7	13,9	13,6
Assets			1 353	1 214
Liabilities			587	443
Investments	18	16	46	48
Depreciation and amortisation	16	15	63	60
Write-downs	0	-1	0	0

PARENT COMPANY INCOME STATEMENT MSEK	Q 4 2007	Q 4 2006	Year 2007	Year 2006
Net sales	802	732	3 412	2 911
Cost of goods sold	- 618	-646	-2 775	-2 379
Gross profit	**184**	**86**	**637**	**532**
Selling expenses	- 26	-30	-108	- 123
Administrative expenses	- 29	-30	-118	- 110
Research and development costs	- 25	-25	-103	- 95
Other operating income	8	36	50	122
Other operating expenses	8	-22	-1	- 31
Operating income	**120**	**15**	**357**	**295**
Operating margin, %	15,0	2,0	10,5	10,1
Earnings on shares in group companies	5	0	18	16
Interest income and similar items	25	34	101	104
Interest expenses and similar items	-17	-16	-66	- 65
Profit after financial items	**133**	**33**	**410**	**350**
Appropriations	110	65	110	214
Income before tax	**243**	**98**	**520**	**564**
Tax	-79	-54	-142	- 156
Net income	**164**	**44**	**378**	**408**
Depreciation and amortisation for the period	**-37**	**-40**	**-155**	**-151**

PARENT COMPANY BALANCE SHEET, SUMMARY MSEK	31 Dec 2007	31 Dec 2006
Intangible fixed assets	38	68
Tangible fixed assets	1 240	1 256
Financial fixed assets	2 118	2 120
Inventories	491	479
Current receivables	711	728
Cash and bank balances	35	42
Total assets	**4 633**	**4 693**
Shareholders´ equity	1 590	1 603
Untaxed reserves	1 012	1 122
Interest-bearing liabilities and provisions	993	1 033
Non-interest-bearing liabilities and provisions	1 038	935
Total shareholders´ equity and liabilities	**4 633**	**4 693**
Pledged assets	10	10
Contingent liabilities	230	110

CHANGES IN SHAREHOLDERS´ EQUITY, SUMMARY

MSEK	31 Dec 2007	31 Dec 2006
Opening balance	1 603	1 434
Adjustment for revised accounting principle, 1 Jan. '06	-	50
Adjusted shareholders' equity	1 603	1 484
Change in hedging provision	- 84	8
Group contribution paid/received, net	- 93	- 97
Net income	378	408
Dividends	- 217	- 200
Incentive program	3	-
Closing balance	**1 590**	**1 603**

END